Exhibit 99.1

Emera announces new CFO

This news release constitutes a “designated news release” for the purposes of Emera’s prospectus supplement dated November 14, 2023 (as amended on November 18, 2024, by amendment no. 1 thereto), to its short form base shelf prospectus dated October 3, 2023 (as amended on November 13, 2024, by amendment no. 1 thereto).

August 25, 2025, Halifax, NS (TSX/NYSE: EMA) – Today, Emera Inc. announced the appointment of a new Chief Financial Officer.

Jared Green will join Emera and assume responsibility for Finance, Investor Relations, Treasury and Commercial Investments on or about December 15,2025. Jared is a highly experienced energy executive who most recently served as President and CEO of TriSummit Utilities (previously AltaGas Canada, TSX:ACI), a regulated natural gas utility and renewable power business. He previously held senior leadership roles at AltaGas Ltd including President, Canadian Utilities; President, ENSTAR Natural Gas Company; and Vice President and Corporate Controller.

“I’m very pleased to welcome Jared to Emera as our new Chief Financial Officer,” said Scott Balfour, President & CEO, Emera Inc. “He brings a unique mix of senior leadership experience and deep utility sector expertise that will be a tremendous asset to Emera. His arrival comes at an exciting time within the sector and for our business, and at a time when we’re executing a robust capital plan and building on strong momentum across our portfolio. I’m confident Jared will help us continue to deliver disciplined financial management and unlock future growth.”

“Emera’s strong growth, strategic discipline and significant capital plan makes this an exciting career move,” said Jared Green, incoming Emera CFO. “I’m energized to join a company investing in its future and well-positioned to deliver long-term value across its businesses. I look forward to being part of the Emera team as we plan for the next chapter of the company’s growth.”

Jared assumes the Emera CFO role from Greg Blunden, Emera’s Chief Financial Officer since 2016. As announced previously, Greg is taking on a new role as Executive Vice President, Finance, Emera USA, overseeing the finance function for Tampa Electric and Peoples Gas, Emera’s largest and fastest-growing utilities. Greg will be actively involved in ensuring the seamless transition of Finance responsibilities as Jared assumes his new leadership role at Emera. “I want to extend my thanks to Greg for his leadership and dedication over the past decade,” said Balfour. “His steady financial stewardship has been instrumental in shaping Emera’s success, and I’m pleased that Greg will bring his expertise to our U.S. operations in his new role, where he will continue to have a meaningful impact on Emera.”

Forward Looking Information

This news release contains forward-looking information or forward-looking statements within the meaning of applicable securities laws (collectively, “forward-looking information”), including, without limitation, statements about the expected start date of the new Emera CFO, transition plans for the current Emera CFO and Emera’s expected future financial performance and growth. Undue reliance should not be placed on this forward-looking information, which applies only as of the date hereof. By its nature, forward-looking information requires Emera to make assumptions and is subject to inherent risks and uncertainties. These statements reflect Emera management’s current beliefs and are based on information currently available to Emera management. There is a risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that Emera’s assumptions may not be correct and that actual results may differ materially from those expressed or implied by such forward-looking information. The forward-looking information in this news release is made only as of the date hereof, and Emera disclaims any intention or obligation to update or revise any forward-looking information. Additional detailed information about these assumptions, risks and uncertainties is included in Emera’s securities regulatory filings, including under the heading “ Enterprise Risk and Risk Management” in Emera’s annual Management’s Discussion and Analysis, and under the heading “Principal Financial Risks and Uncertainties” in the notes to Emera’s annual and interim financial statements, which can be found on SEDAR+ at www.sedarplus.ca.

About Emera

Emera (TSX/NYSE: EMA) is a leading North American provider of energy services headquartered in Halifax, Nova Scotia, with investments in regulated electric and natural gas utilities, and related businesses and assets. The Emera family of companies delivers safe, reliable energy to approximately 2.6 million customers in the United States, Canada and the Caribbean. Our team of 7,600 employees is committed to our purpose of energizing modern life and delivering a cleaner energy future for all. Emera’s common and preferred shares are listed and trade on the Toronto Stock Exchange and its common shares are listed and trade on the New York Stock Exchange. Additional information can be accessed at www.emera.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Emera Inc.

Investor Relations

Dave Bezanson, VP, Investor Relations & Pensions

902-233-2674

dave.bezanson@emera.com

Media

media@emera.com

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